Exhibit 99.6

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our Firm under the caption “Interests of Experts”, and to the incorporation by reference in the Registration Statement (No. 333-252957) on Form F-10 of Orla Mining Ltd. and the use herein of our report dated March 19, 2023, with respect to the consolidated balance sheets as at December 31, 2022 and 2021 and the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for each of the years in the two year period ended December 31, 2022, included in this Annual Report on Form 40-F

/s/ Ernst & Young LLP

Chartered Professional Accountants
Vancouver, Canada

March 20, 2023